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As filed with the Securities and Exchange Commission on May 23, 2003

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Schedule 13E-4F

ISSUER TENDER OFFER STATEMENT PURSUANT TO SECTION 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

QUEBECOR WORLD INC. (Exact name of Registrant as specified in its charter)
CANADA (Jurisdiction of Issuer's Incorporation or Organization)
QUEBECOR WORLD INC. (Name(s) of Person(s) Filing Statement)
Subordinate Voting Shares, without par value (Title of Class of Securities)
748203106 (CUSIP Number of Class of Securities) (if applicable)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8912
(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)
April 28, 2003 (Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$185,193,000(1)	US$14,982.11(1)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 10,000,000 Subordinate Voting Shares at the maximum cash offer price of Cdn$27.00 per share and based on an exchange rate of Cdn$1.00 to US$0.6859 the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 24, 2003.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

Information Required To Be Sent to Shareholders

Item 1.    HOME JURISDICTIONS DOCUMENTS

1.
Tender Offer Circular dated April 24, 2003 (previously filed)

2.
Letter of Transmittal (previously filed)

3.
Notice of Guaranteed Delivery (previously filed)

4.
Notice of Variation of the Offer to Purchase dated May 23, 2003

5.
Amended Notice of Guaranteed Delivery

6.
Letters to Shareholders

7.
Letters to Optionholders

8.
Letters to Noteholders

9.
Letters to Debentureholders

Item 2.    INFORMATIONAL LEGENDS

        See the cover of the Tender Offer Circular (previously filed) and the Notice of Variation of the Offer to Purchase.

NOTICE OF VARIATION
BY
QUEBECOR WORLD INC.

OF ITS

OFFER TO PURCHASE FOR CASH UP TO 10,000,000 OF ITS SUBORDINATE VOTING
SHARES FOR NOT MORE THAN CDN$27.00 AND NOT LESS THAN CDN$24.00 PER SHARE

        Quebecor World Inc. ("Quebecor World" or the "Corporation") hereby amends its Offer to Purchase and accompanying Circular dated April 24, 2003 (the "Offer" and the "Circular", respectively, and together, the "Offer to Purchase and Circular") to vary the Offer. The Offer to Purchase and Circular relate to Quebecor World's invitation to its shareholders ("Shareholders") to deposit Subordinate Voting Shares (the "Shares") of Quebecor World pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not more than CDN$27.00 and not less than CDN$24.00 per Share ("Auction Tenders") or (ii) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in the Offer.

        The principal terms and conditions of the Offer, including the minimum and maximum prices offered and the Expiration Date, are not amended, changed, varied or waived by this Notice of Variation. Quebecor World reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "CERTAIN CONDITIONS OF THE OFFER".

        Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Offer to Purchase and Circular unless the context otherwise requires.

May 23, 2003

The Dealer Managers for the Offer are:

In Canada:	In the United States:
Scotia Capital Inc.	Scotia Capital (USA) Inc.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Quebecor World may, in its sole judgment, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

        This document is important and requires your immediate attention. It should be read in conjunction with the Offer to Purchase and Circular. Except as set out in this Notice of Variation, the terms and conditions set forth in the Offer to Purchase and Circular and the related Letter of Transmittal continue to be applicable in all respects to the Offer.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

        The Offer is made by Quebecor World, a foreign issuer, for its own securities, and while the Offer is subject to the disclosure requirements of Canada, the country in which Quebecor World is incorporated, Shareholders should be aware that these disclosure requirements are different from those of the United States. Quebecor World's financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States companies. The significant differences between Canadian and United States generally accepted accounting principles are set forth in note 22 to the Consolidated Annual Financial Statements of Quebecor World contained in its 2002 Annual Report.

        The enforcement by Shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that Quebecor World is incorporated in a foreign country and that some of its officers and directors are residents of a foreign country. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law.

        Quebecor World has filed with the Securities and Exchange Commission (the "SEC") an Issuer Tender Offer Statement on Schedule 13E-4F, and an amendment thereto, with respect to the Offer pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4(g) promulgated thereunder.

        All dollar references in this Notice of Variation are in Canadian dollars, except where otherwise indicated.

AVAILABLE INFORMATION

        Quebecor World is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Quebecor World is required to disclose in such proxy statements certain information, as of particular dates, concerning Quebecor World's directors and officers, their remuneration, stock options granted to them, the principal holders of Quebecor World's securities and any material interests of such persons in transactions with Quebecor World. The public may read and copy such reports, proxy statements and other information filed by Quebecor World at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this Internet site is http://www.sec.gov.

NOTICE OF VARIATION

1.     SCOPE AND PURPOSE OF VARIATION

        This Notice of Variation amends and supplements the Offer to Purchase and Circular pursuant to which Quebecor World invited its Shareholders to deposit Shares pursuant to (i) Auction Tenders at prices of not more than $27.00 and not less than $24.00 per Share, in increments of $0.10 as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in the Offer.

        Except as otherwise set forth in this Notice of Variation, the terms and conditions previously set forth in the Offer continue to be applicable in all respects and this Notice of Variation should be read in conjunction with the Offer. Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 4 of the Offer, "WITHDRAWAL RIGHTS". A Shareholder's withdrawal rights are not amended, changed or varied by this Notice of Variation. If all the conditions referred to in the Offer have been fulfilled or waived at the Expiration Date, Quebecor World will take up and pay for Shares to be purchased pursuant to the Offer as soon as practicable after the Expiration Date, but in any event not later than ten days after such time.

2.     PURCHASE PRICE; NUMBER OF SHARES; PRO RATION

        On June 3, 2003, Quebecor World will issue a press release in which it will announce (i) the total number of Shares deposited under the Offer as at the Expiration Date by way of Letter of Transmittal and Notice of Guaranteed Delivery (or Amended Notice of Guaranteed Delivery), (ii) the Purchase Price for the Offer, (iii) the number of Shares deposited under the Offer as at the Expiration Date at or below the Purchase Price, (iv) if the number of Shares referred to in (iii) exceeds 10,000,000, the pro ration factor for the Offer (the "Pro Ration Factor"), being the number of Shares deposited as at the Expiration Date at or below the Purchase Price divided by 10,000,000, and (v) the number of Shares to be taken up by Quebecor World under the Offer. Shares validly deposited at or below the Purchase Price but withdrawn after the Expiration Date will nevertheless be included in the number of Shares deposited for the purpose of calculating the Purchase Price and the Pro Ration Factor. It is possible that, as a result of the Purchase Price and the Pro Ration Factor being calculated and determined on June 3, 2003 as at the Expiration Date, the number of Shares that Quebecor World will take up and pay for under the Offer may be less than 10,000,000. This would occur if, following pro ration, a sufficient number of depositing Shareholders who have deposited Shares by way of Notice of Guaranteed Delivery (or Amended Notice of Guaranteed Delivery) fail to deliver share certificates representing at least such number of Shares equal to the number of Shares indicated in the Notices of Guaranteed Delivery or in the Amended Notices of Guaranteed Delivery divided by the Pro Ration Factor, such that the number of Shares deposited under the Offer at or below the Purchase Price and for which share certificates are actually received by the Depositary, is less than 10,000,000. If this occurs, Quebecor World will not recalculate the Purchase Price or the Pro Ration Factor and the number of Shares actually taken up and paid for by Quebecor World will be less than 10,000,000.

3.     PROCEDURE FOR DEPOSITING SHARES

        Guaranteed Delivery.    Quebecor World is sending out together with this Notice of Variation an amended Notice of Guaranteed Delivery (the "Amended Notice of Guaranteed Delivery"). The Amended Notice of Guaranteed Delivery permits depositing Shareholders who elect to deposit Shares by or through an Eligible Institution by way of Amended Notice of Guaranteed Delivery to deliver to the Depositary before 5:00 p.m. (Montreal time) on or before the third Trading Day after the Expiration Date share certificate(s) representing either (a) the Shares deposited thereby, or (b) in the event the number of Shares validly deposited at or below the Purchase Price as at the Expiration Date exceeds 10,000,000 (as indicated in the press release to be issued by Quebecor World on June 3, 2003), such number of Shares equal to (x) the number of Shares deposited by way of, and as indicated in, a depositing Shareholder's Amended Notice of Guaranteed Delivery, divided by (y) the Pro Ration Factor. Share certificates representing Shares deposited by way of Amended Notice of Guaranteed Delivery at a price above the Purchase Price are not required to be delivered to the Depositary with a duly completed Letter of Transmittal after the Expiration Date; however, if such share certificates are received by the Depositary, then they will be returned as soon as practicable to the person entitled to return receipt thereof.

4.     AMENDMENTS TO DOCUMENTATION

        The Offer to Purchase and Circular shall be read as amended by this Notice of Variation in order to give effect to the changes set forth herein.

5.     STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL BY QUEBECOR WORLD

May 23, 2003

        The Board of Directors of Quebecor World has approved the contents of the Offer to Purchase and Circular and this Notice of Variation dated May 23, 2003 and the sending, communicating or delivery thereof to the Shareholders of Quebecor World. The foregoing contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor do they contain any misrepresentation likely to affect the value or the market price of the Shares (as defined in the Offer) within the meaning of the Securities Act (Quebec).

QUEBECOR WORLD INC.

(Signed) JEAN NEVEU	(Signed) CLAUDE HÉLIE
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) ÉRIK PÉLADEAU	(Signed) ROBERT NORMAND
Director	Director

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of Quebecor World or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses below:

Offices of the Depositary for this Offer,

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Toll Free: 1-800-564-6253
E-mail: caregistryinfo@computershare.com

By Hand or Courier

Montreal	Toronto

650 de Maisonneuve Blvd. West 7th Floor Montreal, Québec	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1

Attention: Corporate Actions	Attention: Corporate Actions

Any questions or requests for assistance may be directed to the Depositary or Dealer Managers at their respective addresses and telephone and facsimile numbers set forth herein. Additional copies of the Offer to Purchase and Circular, the Notice of Variation, the Letter of Transmittal and the Amended Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dealer Managers for the Offer are:

In Canada: Scotia Capital Inc. 1002 Sherbrooke Street West Suite 900 Montreal, Quebec Canada H3A 3L6	In the United States: Scotia Capital (USA) Inc. One Liberty Plaza 26th Floor New York, New York USA 10006

Toll Free: 1-866-849-6508

THIS IS NOT A LETTER OF TRANSMITTAL

Amended Notice of Guaranteed Delivery
for
Deposit of Subordinate Voting Shares of
 Quebecor World Inc.

        As set forth in Section 3 of the Offer to Purchase, as Amended (as defined below) and Section 3 of the Notice of Variation of the Offer to Purchase dated May 23, 2003 (the "Notice of Variation"), this form or one substantially equivalent hereto must be used to deposit Subordinate Voting Shares (the "Shares") of Quebecor World Inc. ("Quebecor World") pursuant to the Offer (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase, as Amended). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the office set forth below. See Section 3 of the Offer to Purchase, as Amended and Section 3 of the Notice of Variation.

TO:	QUEBECOR WORLD INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Depositary
By Mail, Hand or Courier
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

By Facsimile Transmission
(416) 981-9663

Delivery of this Amended Notice of Guarantee Delivery to the address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.

        This Amended Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

        The undersigned hereby deposits to Quebecor World in the manner and at the price per Share indicated below, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in Quebecor World's Offer to Purchase up to 10,000,000 Shares dated April 24, 2003 as amended by the Notice of Variation (collectively, the "Offer to Purchase, as Amended") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase, as Amended and Section 3 of the Notice of Variation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Offer to Purchase, as Amended. Share certificates representing Shares deposited hereby at a price above the Purchase Price determined by Quebecor World to be publicly announced on June 3, 2003 are not required to be delivered to the Depositary with a duly completed

Letter of Transmittal after the Expiration Date; however, if such Share certificates are received by the Depositary, they will be returned as soon as practicable to the person entitled to return receipt thereof.

Certificate Number(s) — If Available	Number of Shares	Name & Address of Shareholder (please print)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

        The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution. SHAREHOLDERS ARE REQUESTED TO SEND A PHOTOCOPY OF THIS COMPLETED AMENDED NOTICE OF GUARANTEED DELIVERY TOGETHER WITH THEIR DULY EXECUTED LETTER OF TRANSMITTAL AND SHARE CERTIFICATES REPRESENTING DEPOSITED SHARES TO THE DEPOSITARY.

GUARANTEE

(Not to be used for signature guarantee)

        The undersigned, a Canadian chartered schedule 1 bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing either (a) the Shares deposited hereby, or (b) in the event the number of Shares validly deposited at or below the Purchase Price as at the Expiration Date exceeds 10,000,000, such number of Shares equal to the number of Shares deposited hereby divided by the Pro Ration Factor that will be announced by Quebecor World on June 3, 2003, such Shares being, in each case mentioned in (a) and (b) above, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 pm, Montreal Time, on the third Trading Day after the Expiration Date. This guarantee is provided with the understanding that the undersigned shall not be required to deliver to the Depositary share certificates representing Shares deposited hereby at a price above the Purchase Price. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm	Authorized Signature
Address of Firm	Name
(Please type or print)
Title
Postal Code or Zip Code	Dated	, 2003

Area Code and Tel. No.

BOX A TYPE OF TENDER

Check only one box. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED. This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Shade in the appropriate boxes to indicate Auction Tender Price and write in the Price in the blank space provided. (See example below)
PRICE MUST BE IN CANADIAN DOLLARS

		$		$			¢	¢

					0☐	•	0☐	0☐
					1☐	•	1☐	1☐
	CDN$		2☐		2☐	•	2☐	2☐
					3☐	•	3☐	3☐
					4☐	•	4☐	4☐
					5☐	•	5☐	5☐
					6☐	•	6☐	6☐
					7☐	•	7☐	7☐
					8☐	•	8☐	8☐
					9☐	•	9☐	9☐

	CDN$					•

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 20 of the Offer to Purchase, as Amended. Also see Instruction 9 of the Letter of Transmittal.

If portions of shareholdings are being deposited at different prices, use a separate Amended Notice of Guaranteed Delivery for each price specified. (See Instruction 5 of the Letter of Transmittal)

EXAMPLE

For Example: If you wished to deposit Shares at CDN$12.10, you would shade the boxes as follows (Shareholders are reminded that the range of this offer is CDN$24.00 to CDN$27.00 and that they may only deposit Shares at prices in increments of $0.10):	Cdn.$		0☐ 1☒ 2☐		0☐ 1☐ 2☒ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	• • • • • • • • • •	0☐ 1☒ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐	0☒ 1☐ 2☐ 3☐ 4☐ 5☐ 6☐ 7☐ 8☐ 9☐

	Cdn.$		1		2	•	1	0

BOX C ODD LOTS (See Instruction 7 of the Letter of Transmittal)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D U.S. DOLLAR ELECTION
☐
Check here if you wish to receive payment in U.S. Dollars at the Exchange Rate (as defined and calculated in section 6 of the Offer to Purchase, as Amended). Otherwise, payment will be made in Canadian Dollars.

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Shareholder:

        We are pleased to advise you that Quebecor World Inc. ("Quebecor World") is offering to purchase 10,000,000 of its Subordinate Voting Shares (the "Shares"), or about 10.6% of its total outstanding Shares, from existing shareholders (the "Offer"). Quebecor World will conduct the Offer through a procedure referred to as a "Dutch Auction". The price range will be between CDN$24.00 and CDN$27.00 per Share. The Offer will expire at midnight (Montreal time) on the evening of June 2, 2003, unless extended by Quebecor World. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        There are two ways to deposit your Shares: auction tender or purchase price tender. The auction tender option allows you to select a price within the specified range, between CDN$24.00 and CDN$27.00, at which you are willing to sell some or all of your Shares to Quebecor World. The purchase price tender option allows you to submit your shares without specifying a price. Shareholders selecting this option will be considered to have selected CDN$24.00 but will receive the clearing purchase price.

        The "clearing purchase price" will be the lowest price within the range at which Quebecor World will be able to purchase 10,000,000 Shares. If more than 10,000,000 Shares are deposited at prices up to or at the clearing purchase price, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the clearing purchase price or depositing pursuant to a purchase price tender will receive the clearing purchase price subject to possible proration. All Shares deposited at a price higher than the clearing purchase price will be returned to shareholders. Quebecor World will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the clearing purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by Quebecor World will be made in Canadian dollars unless you elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for him or herself whether or not to accept the Offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge you to read section 8 of the accompanying Circular and obtain professional tax advice if you have any questions.

        If you require further information, please contact the following:

If you are a resident of Canada: Scotia Capital Inc.	If you are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: (866) 849-6508

        Neither Quebecor World nor its Board of Directors makes any recommendation as to whether you should deposit your Shares under the Offer, but you should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The weighted average price of Quebecor World's Shares over a period of twenty trading days prior to the public announcement of the Offer was CDN$21.80.

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Shareholder:

        You recently received Quebecor World Inc.'s ("Quebecor World") offer to purchase up to 10,000,000 of its Subordinate Voting Shares (the "Shares") for cash at a price between CDN$24.00 and CDN$27.00 (the "Offer"). You also received Quebecor World's issuer bid circular that accompanies the Offer (the "Circular"), as well as a Letter of Transmittal. We are now sending you a Notice of Variation that makes certain amendments to the procedure for depositing Shares by way of Notice of Guaranteed Delivery. Although certain procedures for depositing Shares under the Offer are being modified, the main terms of the Offer, including the price offered and the expiration date of the Offer, i.e. midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), are not being varied or amended.

        Under the Offer, as amended by the Notice of Variation, depositing Shareholders who elect to deposit Shares using the Amended Notice of Guaranteed Delivery will now have the option to deliver share certificate(s) representing either (a) the number of Shares indicated in their Amended Notice of Guaranteed Delivery, or (b) in the event the number of Shares validly deposited as at the Expiration Date at or below the purchase price that will be announced by Quebecor World on June 3, 2003 (the "Purchase Price") exceeds 10,000,000, such number of Shares equal to the number of Shares deposited by way of Amended Notice of Guaranteed Delivery divided by the pro ration factor that will also be announced by Quebecor World on June 3, 2003. In short, the pro ration factor is the number of Shares validly deposited as at the Expiration Date at or below the Purchase Price divided by 10,000,000.

        We urge you to carefully review the enclosed Notice of Variation and, if you wish to deposit your Shares under the Offer with the guaranteed delivery procedure, you should consult your broker, investment dealer, financial institution or other intermediary that is an "Eligible Institution" as defined in the Offer.

        If you require further information, please contact Computershare Trust Company of Canada, the depositary for the Offer, toll free at 1-800-564-6253, or one of the following:

If you are a resident of Canada: Scotia Capital Inc.	If you are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: 1-866-849-6508

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Optionholder:

        We are pleased to advise you that Quebecor World Inc. ("Quebecor World") is offering to purchase 10,000,000 of its Subordinate Voting Shares (the "Shares"), or about 10.6% of its total outstanding Shares, from existing shareholders (the "Offer"). Quebecor World will conduct the Offer through a procedure referred to as a "Dutch Auction". The price range will be between CDN$24.00 and CDN$27.00 per Share. The Offer will expire at midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), unless extended by Quebecor World. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        You are receiving the enclosed materials relating to the Offer because you are a holder of options to purchase Shares. Canadian securities legislation requires that the Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into or exchangeable for, or that carries the right to acquire, the Shares prior to the Expiration Date. This Offer only applies to you insofar as you may, prior to the Expiration Date, acquire Shares upon the exercise of your options and, to do so, you must follow all terms and conditions applicable to your options. Only options that have vested may be exercised to acquire Shares. There may be tax and other consequences resulting from a decision to exercise your options and you should consult your own tax advisor or other professional before doing so.

        If you decide to exercise your options and acquire Shares in order to avail yourself of the Offer, remember that you must deposit all or some of the Shares you receive upon such option exercise with the designated depositary prior to the Expiration Date. A brief description of the Offer and the procedures applicable to it is set forth below.

        There are two ways to deposit Shares: auction tender or purchase price tender. The auction tender option allows shareholders to select a price within the specified range, between CDN$24.00 and CDN$27.00, at which they are willing to sell some or all of their Shares to Quebecor World. The purchase price tender option allows shareholders to submit Shares without specifying a price. Shareholders selecting this option will be considered to have selected CDN$24.00 but will receive the clearing purchase price.

        The "clearing purchase price" will be the lowest price within the range at which Quebecor World will be able to purchase 10,000,000 Shares. If more than 10,000,000 Shares are deposited at prices up to or at the clearing purchase price, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the clearing purchase price or depositing pursuant to a purchase price tender will receive the clearing purchase price subject to possible proration. All Shares deposited at a price higher than the clearing purchase price will be returned to shareholders. Quebecor World will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the clearing purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by Quebecor World will be made in Canadian dollars unless shareholders elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for him or herself whether or not to accept the offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge shareholders to read section 8 of the accompanying Circular and obtain professional tax advice if they have any questions.

        Shareholders who require further information should contact the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: (866) 849-6508

        Neither Quebecor World nor its Board of Directors makes any recommendation as to whether shareholders should deposit Shares under the Offer, but they should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The weighted average price of Quebecor World's Shares over a period of twenty trading days prior to the public announcement of the Offer was CDN$21.80.

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Optionholder:

        You recently received Quebecor World Inc.'s ("Quebecor World") offer to purchase up to 10,000,000 of its Subordinate Voting Shares (the "Shares") for cash at a price between CDN$24.00 and CDN$27.00 (the "Offer"). You also received Quebecor World's issuer bid circular that accompanies the Offer (the "Circular"), as well as a Letter of Transmittal. We are now sending you a Notice of Variation that makes certain amendments to the procedure for depositing Shares by way of Notice of Guaranteed Delivery. Although certain procedures for depositing Shares under the Offer are being modified, the main terms of the Offer, including the price offered and the expiration date of the Offer, i.e. midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), are not being varied or amended.

        Under the Offer, as amended by the Notice of Variation, depositing Shareholders who elect to deposit Shares using the Amended Notice of Guaranteed Delivery will now have the option to deliver share certificate(s) representing either (a) the number of Shares indicated in their Amended Notice of Guaranteed Delivery, or (b) in the event the number of Shares validly deposited as at the Expiration Date at or below the purchase price that will be announced by Quebecor World on June 3, 2003 (the "Purchase Price") exceeds 10,000,000, such number of Shares equal to the number of Shares deposited by way of Amended Notice of Guaranteed Delivery divided by the pro ration factor that will also be announced by Quebecor World on June 3, 2003. In short, the pro ration factor is the number of Shares validly deposited as at the Expiration Date at or below the Purchase Price divided by 10,000,000.

        We urge you to carefully review the enclosed Notice of Variation and, if you wish to deposit your Shares under the Offer with the guaranteed delivery procedure, you should consult your broker, investment dealer, financial institution or other intermediary that is an "Eligible Institution" as defined in the Offer.

        If you require further information, please contact Computershare Trust Company of Canada, the depositary for the Offer, toll free at 1-800-564-6253, or one of the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: 1-866-849-6508

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Noteholder:

        We are pleased to advise you that Quebecor World Inc. ("Quebecor World") is offering to purchase 10,000,000 of its Subordinate Voting Shares (the "Shares"), or about 10.6% of its total outstanding Shares, from existing shareholders (the "Offer"). Quebecor World will conduct the Offer through a procedure referred to as a "Dutch Auction". The price range will be between CDN$24.00 and CDN$27.00 per Share. The Offer will expire at midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), unless extended by Quebecor World. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        You are receiving the enclosed materials relating to the Offer because you are a holder of 6.00% Convertible Senior Subordinated Notes Due 2007 of World Color Press, Inc. (the "Notes"), which are convertible into Shares in accordance with the terms and conditions applicable to the Notes. Canadian securities legislation requires that the Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into or exchangeable for, or that carries the right to acquire, the Shares prior to the Expiration Date. This Offer only applies to you insofar as you may, prior to the Expiration Date, convert your Notes into Shares and, to do so, you must follow all terms and conditions that apply to the Notes, including notice of conversion provisions. There may be tax and other consequences resulting from a conversion of your Notes into Shares and you should consult your own tax advisor or other professional before deciding to convert your Notes into Shares.

        If you decide to convert your Notes into Shares in order to avail yourself of the Offer, remember that you must deposit all or some of the Shares you receive upon such conversion with the designated depositary prior to the Expiration Date. A brief description of the Offer and the procedures applicable to it is set forth below.

        There are two ways to deposit Shares: auction tender or purchase price tender. The auction tender option allows shareholders to select a price within the specified range, between CDN$24.00 and CDN$27.00, at which they are willing to sell some or all of their Shares to Quebecor World. The purchase price tender option allows shareholders to submit Shares without specifying a price. Shareholders selecting this option will be considered to have selected CDN$24.00 but will receive the clearing purchase price.

        The "clearing purchase price" will be the lowest price within the range at which Quebecor World will be able to purchase 10,000,000 Shares. If more than 10,000,000 Shares are deposited at prices up to or at the clearing purchase price, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the clearing purchase price or depositing pursuant to a purchase price tender will receive the clearing purchase price subject to possible proration. All Shares deposited at a price higher than the clearing purchase price will be returned to shareholders. Quebecor World will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the clearing purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by Quebecor World will be made in Canadian dollars unless shareholders elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for him or herself whether or not to accept the offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge shareholders to read section 8 of the accompanying Circular and obtain professional tax advice if they have any questions.

        Shareholders who require further information should contact the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: (866) 849-6508

        Neither Quebecor World nor its Board of Directors makes any recommendation as to whether shareholders should deposit Shares under the Offer, but they should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The weighted average price of Quebecor World's Shares over a period of twenty trading days prior to the public announcement of the Offer was CDN$21.80.

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Noteholder:

        You recently received Quebecor World Inc.'s ("Quebecor World") offer to purchase up to 10,000,000 of its Subordinate Voting Shares (the "Shares") for cash at a price between CDN$24.00 and CDN$27.00 (the "Offer"). You also received Quebecor World's issuer bid circular that accompanies the Offer (the "Circular"), as well as a Letter of Transmittal. We are now sending you a Notice of Variation that makes certain amendments to the procedure for depositing Shares by way of Notice of Guaranteed Delivery. Although certain procedures for depositing Shares under the Offer are being modified, the main terms of the Offer, including the price offered and the expiration date of the Offer, i.e. midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), are not being varied or amended.

        Under the Offer, as amended by the Notice of Variation, depositing Shareholders who elect to deposit Shares using the Amended Notice of Guaranteed Delivery will now have the option to deliver share certificate(s) representing either (a) the number of Shares indicated in their Amended Notice of Guaranteed Delivery, or (b) in the event the number of Shares validly deposited as at the Expiration Date at or below the purchase price that will be announced by Quebecor World on June 3, 2003 (the "Purchase Price") exceeds 10,000,000, such number of Shares equal to the number of Shares deposited by way of Amended Notice of Guaranteed Delivery divided by the pro ration factor that will also be announced by Quebecor World on June 3, 2003. In short, the pro ration factor is the number of Shares validly deposited as at the Expiration Date at or below the Purchase Price divided by 10,000,000.

        We urge you to carefully review the enclosed Notice of Variation and, if you wish to deposit your Shares under the Offer with the guaranteed delivery procedure, you should consult your broker, investment dealer, financial institution or other intermediary that is an "Eligible Institution" as defined in the Offer.

        If you require further information, please contact Computershare Trust Company of Canada, the depositary for the Offer, toll free at 1-800-564-6253, or one of the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: 1-866-849-6508

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Debentureholder:

        We are pleased to advise you that Quebecor World Inc. ("Quebecor World") is offering to purchase 10,000,000 of its Subordinate Voting Shares (the "Shares"), or about 10.6% of its total outstanding Shares, from existing shareholders (the "Offer"). Quebecor World will conduct the Offer through a procedure referred to as a "Dutch Auction". The price range will be between CDN$24.00 and CDN$27.00 per Share. The Offer will expire at midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), unless extended by Quebecor World. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        You are receiving the enclosed materials relating to the Offer because you are a holder of Exchangeable Debentures Due 2026 issued by Quebecor inc. (the "Debentures"), which are exchangeable for Shares in accordance with the terms and conditions applicable to the Debentures. Canadian securities legislation requires that the Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into or exchangeable for, or that carries the right to acquire, the Shares prior to the Expiration Date. This Offer only applies to you insofar as you may, prior to the Expiration Date, exchange your Debentures for Shares and, to do so, you must follow all terms and conditions that apply to the Debentures, including notice of conversion provisions. There may be tax and other consequences resulting from an exchange of your Debentures for Shares and you should consult your own tax advisor or other professional before deciding to exchange your Debentures for Shares.

        If you decide to exchange your Debentures for Shares in order to avail yourself of the Offer, remember that you must deposit all or some of the Shares you receive upon such exchange with the designated depositary prior to the Expiration Date. A brief description of the Offer and the procedures applicable to it is set forth below.

        There are two ways to deposit Shares: auction tender or purchase price tender. The auction tender option allows shareholders to select a price within the specified range, between CDN$24.00 and CDN$27.00, at which they are willing to sell some or all of their Shares to Quebecor World. The purchase price tender option allows shareholders to submit Shares without specifying a price. Shareholders selecting this option will be considered to have selected CDN$24.00 but will receive the clearing purchase price.

        The "clearing purchase price" will be the lowest price within the range at which Quebecor World will be able to purchase 10,000,000 Shares. If more than 10,000,000 Shares are deposited at prices up to or at the clearing purchase price, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the clearing purchase price or depositing pursuant to a purchase price tender will receive the clearing purchase price subject to possible proration. All Shares deposited at a price higher than the clearing purchase price will be returned to shareholders. Quebecor World will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the clearing purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by Quebecor World will be made in Canadian dollars unless shareholders elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for him or herself whether or not to accept the offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge shareholders to read section 8 of the accompanying Circular and obtain professional tax advice if they have any questions.

        Shareholders who require further information should contact the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: (866) 849-6508

        Neither Quebecor World nor its Board of Directors makes any recommendation as to whether shareholders should deposit Shares under the Offer, but they should know that we believe that the Shares have been trading in price ranges which do not fully reflect the value of our business and future prospects. The weighted average price of Quebecor World's Shares over a period of twenty trading days prior to the public announcement of the Offer was CDN$21.80.

Yours very truly,

Jean Neveu
President and Chief Executive Officer

QUEBECOR WORLD INC. 612 St-Jacques Montreal, Quebec H3C 4M8

Dear Debentureholder:

        You recently received Quebecor World Inc.'s ("Quebecor World") offer to purchase up to 10,000,000 of its Subordinate Voting Shares (the "Shares") for cash at a price between CDN$24.00 and CDN$27.00 (the "Offer"). You also received Quebecor World's issuer bid circular that accompanies the Offer (the "Circular"), as well as a Letter of Transmittal. We are now sending you a Notice of Variation that makes certain amendments to the procedure for depositing Shares by way of Notice of Guaranteed Delivery. Although certain procedures for depositing Shares under the Offer are being modified, the main terms of the Offer, including the price offered and the expiration date of the Offer, i.e. midnight (Montreal time) on the evening of June 2, 2003 (the "Expiration Date"), are not being varied or amended.

        Under the Offer, as amended by the Notice of Variation, depositing Shareholders who elect to deposit Shares using the Amended Notice of Guaranteed Delivery will now have the option to deliver share certificate(s) representing either (a) the number of Shares indicated in their Amended Notice of Guaranteed Delivery, or (b) in the event the number of Shares validly deposited as at the Expiration Date at or below the purchase price that will be announced by Quebecor World on June 3, 2003 (the "Purchase Price") exceeds 10,000,000, such number of Shares equal to the number of Shares deposited by way of Amended Notice of Guaranteed Delivery divided by the pro ration factor that will also be announced by Quebecor World on June 3, 2003. In short, the pro ration factor is the number of Shares validly deposited as at the Expiration Date at or below the Purchase Price divided by 10,000,000.

        We urge you to carefully review the enclosed Notice of Variation and, if you wish to deposit your Shares under the Offer with the guaranteed delivery procedure, you should consult your broker, investment dealer, financial institution or other intermediary that is an "Eligible Institution" as defined in the Offer.

        If you require further information, please contact Computershare Trust Company of Canada, the depositary for the Offer, toll free at 1-800-564-6253, or one of the following:

If they are a resident of Canada: Scotia Capital Inc.	If they are a resident of the United States: Scotia Capital (USA) Inc.

Toll Free: 1-866-849-6508

Yours very truly,

Jean Neveu
President and Chief Executive Officer

PART II

Information Not Required To Be Sent to Shareholders

        The following exhibits have been filed as part of this Schedule 13E-4F:

1.1
Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).

1.2
Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).

PART III

Undertakings and Consent to Service of Process

Item 1.    UNDERTAKINGS

  a.
  The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 13E-4F or to transactions in said securities.

  b.
  The issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by the Schedule 13E-4F. Such information shall be set forth in amendments to the Schedule 13E-4F.

Item 2.    CONSENT TO SERVICE OF PROCESS

        Concurrently with the filing of the Schedule 13E-4F on April 28, 2003, the issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary
By:	/s/ DENIS AUBIN Name: Denis Aubin Title: Senior Vice President, Corporate Finance and Treasury

Dated: May 23, 2003

EXHIBIT INDEX

Exhibit Number	Description
1.1	Press release dated April 24, 2003 announcing issuer bid to repurchase up to 10,000,000 Subordinate Voting Shares (incorporated by reference to the applicable exhibit to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 25, 2003).
1.2	Unaudited interim financial statements for the quarter ended March 31, 2003, together with supplemental disclosure and management's discussion and analysis of financial condition and results of operations (incorporated by reference to the applicable exhibits to the Report on Form 6-K for the month of April, 2003 furnished to the Securities and Exchange Commission on April 24, 2003).

QuickLinks

PART I Information Required To Be Sent to Shareholders
INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
AVAILABLE INFORMATION
NOTICE OF VARIATION
APPROVAL BY QUEBECOR WORLD
QUEBECOR WORLD INC.
ON BEHALF OF THE BOARD OF DIRECTORS
Offices of the Depositary for this Offer,
COMPUTERSHARE TRUST COMPANY OF CANADA
By Mail
DO NOT SEND SHARE CERTIFICATES WITH THIS FORM
GUARANTEE (Not to be used for signature guarantee)
PART II Information Not Required To Be Sent to Shareholders
PART III Undertakings and Consent to Service of Process
PART IV Signatures
EXHIBIT INDEX